For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Election of Directors

TORONTO - April 24, 2014 - Sears Canada Inc. (TSX: SCC) announced today that the nominees listed in the management proxy circular dated March 13, 2014 were elected as directors of Sears Canada. The detailed results of the vote for the election of directors held at its Annual and Special Meeting of Shareholders earlier today are set out below.

Election of Directors

On a vote by ballot taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sears Canada Inc. for the ensuing year or until their successors are duly elected or appointed.

Nominees	Number of Common Shares Voted FOR	Percent of Total Votes Cast	Number of Common Shares WITHHELD	Percent of Total Votes Cast
Douglas C. Campbell	88,105,542	99.52%	420,938	0.48%
William C. Crowley	88,094,407	99.51%	432,073	0.49%
Timothy Flemming	88,106,538	99.53%	419,942	0.47%
William R. Harker	88,095,759	99.51%	430,721	0.49%
R. Raja Khanna	88,233,082	99.67%	293,398	0.33%
James McBurney	88,239,520	99.68%	286,960	0.32%
Deborah E. Rosati	88,240,422	99.68%	286,058	0.32%
Danita Stevenson	88,106,170	99.53%	420,310	0.47%
S. Jeffrey Stollenwerck	88,100,715	99.52%	425,765	0.48%
H Ronald Weissman	88,236,944	99.67%	289,536	0.33%

Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 234 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 97 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.